June 2, 2005

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporate Finance
Mail Stop 05-07
Securities and Exchange Commission
Washington, DC  20549-0404

Dear Ms. Blye:

I write in response to your letter dated April 28, 2005 to the Chairman of Aon Corporation (“Aon”), Patrick G. Ryan, regarding the Form 10-K filed by Aon for the year ended December 31, 2004.  In your letter, you ask us to provide information as to the whether the operations of Aon’s non-U.S. subsidiaries in Iran pose a material investment risk to shareholders.

Over the course of the last year, Aon’s management and Board of Directors have been carefully evaluating the operations of its non-U.S. subsidiaries in Iran and other countries subject to Office of Foreign Asset Control (“OFAC”) scrutiny.  As a result of that evaluation, in March 2005 Aon decided to prohibit its subsidiaries from doing business in Burma and Sudan, to prepare a report by the end of the year concerning its subsidiaries’ business in Iran, and to make a determination at that time whether subsidiaries may continue to do business in Iran.

Although Aon continues to study the issue in connection with its planned year-end report, at this time Aon does not believe that its non-U.S. subsidiaries’ business in Iran poses a material risk to the Company’s share value.  The annual revenue from Aon’s non-U.S. subsidiaries’ business in Iran is less than $2 million, or .02 percent of Aon’s total annual revenue of $10.2 billion.  Moreover, we have not been able to discern that these operations have had a material adverse affect on Aon’s reputation with customers or investors.  So far as we are aware, in the year since an investor raised questions concerning Aon’s non-U.S. subsidiaries’ business in Iran, the topic has received very minimal attention in the media with no appreciable affect on Aon’s overall reputation.  Indeed, Aon has been advised that its reputation in some parts of the world would be harmed if it were to require its non-U.S. subsidiaries to cease operations in Iran.  Further, because U.S. law expressly permits non-U.S. subsidiaries of U.S. companies to do business in Iran and other countries subject to OFAC regulations, the operations of Aon’s non-U.S. subsidiaries in Iran should not subject the Company to legal danger.

We appreciate the opportunity to respond to you on these issues.

Yours very truly,

/s/ D. Cameron Findlay

D. Cameron Findlay